SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 11, 2007

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone company, dated April 11, 2007 regarding “Transfer of Ericsson own stock in relation to variable compensation programs for employees”.

Press Release April 11, 2007

Transfer of Ericsson own stock in relation to variable compensation programs for employees

At the Annual General Meeting of shareholders of Ericsson (NASDAQ:ERIC) today, it was resolved, in accordance with the proposal from the Board of Directors and with previous decisions, that Ericsson shall have the right to transfer its own shares on the Stockholm stock exchange in order to cover certain payments that occur in relation to the Company’s Global Stock Incentive Program 2001, the Stock Purchase Plan 2003 and the Long Term Incentive Plans 2004, 2005 and 2006.

The Annual General Meeting of Shareholders 2001 resolved on transfer of own shares on a stock exchange in relation to the introduction of a Global Stock Incentive Program. The resolution comprised, inter alia, a right for the company to transfer a maximum of 31,000,000 shares of series B to cover certain payments, mainly for social security charges that may occur in relation to the program.

The Annual General Meeting of Shareholders 2003 resolved on transfer of own shares on a stock exchange in relation to the Stock Purchase Plan 2003. The resolution comprised, inter alia, a right for the company to transfer a maximum of 26,000,000 shares of series B to cover certain payments, mainly for social security charges that may occur in relation to the plan.

The Annual General Meeting of Shareholders 2004 resolved on transfer of own shares on a stock exchange in relation to the Long Term Incentive Plan 2004. The resolution comprised, inter alia, a right for the company to transfer a maximum of 4,900,000 shares of series B to cover certain payments, mainly for social security charges that may occur in relation to the plan.

The Annual General Meeting of Shareholders 2005 resolved on transfer of own shares on a stock exchange in relation to the Long Term Incentive Plan 2005. The resolution comprised, inter alia, a right for the company to transfer a maximum of 7,800,000 shares of series B to cover certain payments, mainly for social security charges that may occur in relation to the plan.

The Annual General Meeting of Shareholders 2006 resolved on transfer of own shares on a stock exchange in relation to the Long Term Incentive Plan 2006. The resolution comprised, inter alia, a right for the company to transfer a maximum of 6,600,000 shares of series B to cover certain payments, mainly for social security charges that may occur in relation to the plan.

Resolutions on transfer of own shares for the purpose of the above mentioned program and plans have thereafter been repeated at the following Annual General Meetings of Shareholders.

In accordance with the above-mentioned resolutions on totally 76,300,000 shares of series B, 9 109 434 shares of series B have been transferred up to 11 April 2007.

In light of the above, the Annual General Meeting of Shareholders resolved that Ericsson shall have the right to transfer, prior to the Annual General Meeting of Shareholders in 2008, a maximum of 67 190 566 shares of series B, which as per 11 April 2007, remains of the original 76,300,000 shares for the purpose of covering certain payments, primarily social security charges that may occur in relation to the company’s Global Stock Incentive Program 2001, the Stock Purchase Plan 2003 and the Long Term Incentive Plans 2004, 2005 and 2006. Transfer of shares shall be effected at the Stockholm Stock Exchange (Stockholmsbörsen) at a price within the, at each time, registered price interval for the share.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Read more at www.ericsson.com

FOR FURTHER INFORMATION, PLEASE CONTACT:

Ericsson Media Relations

Phone: +46 8 719 6992

E-mail: press.relations@ericsson.com

Ericsson Investor Relations

Susanne Andersson

Phone: +46 8 7190000

E-mail: investor.relations@ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: April 11, 2007